

Company Profile Report

August 2017

Private and Confidential

Dan Twyman

Brian Gettelfinger

COMPANY

Spikes Beverage Company LLC is a start-up based in Cincinnati, OH that sells one product – Spiked Ice for beer!   The LLC has two members and was formed in late 2015, with one year being spent on product development and another year being spent on meeting regulatory requirements. Test market sales began in late July 2017.

PRODUCT

Spikes are a frozen mixture of flavoring and alcohol specifically formulated to taste great in beer. Packaged in an easy-to-open single serve container, the product is meant to be a convenient and fun way to keep beer cold on a hot day.   The flavor of the beer changes as the ice melts creating a unique and memorable experience for the consumer, all while keeping their beer ice cold. The Company is launching with three flavors consisting of Lemon, Lime, and Strawberry. These flavors will be followed by quick expansion into other citrus and fruit flavors, with more exotic flavors even further down line.




7.5% Alc/ Vol · Lime · 100ml
Bottled by : Spiked Ice Beverage Company LLC, Louisville, KY
Grain Neutral Spirit With Natural Flavor
SPIKES
THE ORIGINAL SPIKED ICE
GOVERNMENT WARNING: (1) According to the Surgeon General, women should not drink alcoholic beverages during pregnancy because of the risk of birth defects. (2) Consumption of alcoholic beverages impairs your ability to drive a car or operate machinery, and may cause health problems.
7.5% Alc/ Vol · Lemon · 100ml
7.5% Alc/ Vol · Strawberry · 100ml
Bottled by : Spiked Ice Beverage Company, Louisville, KY

MANAGEMENT AND INDUSTRY EXPERIENCE

Spikes Beverage Company LLC is organized as a limited liability company in the state of Ohio. It has two members – Dan Twyman and Brian Gettelfinger.

Dan Twyman – As the inventor of the product, Dan has a good understanding of the vision for the Company and will focus on the Company's operations and finances. Dan is a graduate of The Ohio State University and is a CPA with 15 years of experience working at some of the world's largest and most respected companies.

Brian Gettelfinger – Brian will focus on marketing, branding, and R&D. Brian has a bachelor's degree in chemical engineering from the University of Minnesota, a PhD in chemical engineering from the University of Wisconsin, and an MBA from Indiana University. He has 8 years of R&D experience across the product development lifecycle for numerous billion-dollar brands at one of the world's largest and most respected marketing and consumer products companies.

The founders are well versed in the financial and product development aspects of the business, but do not have significant direct experience with the alcoholic beverage industry. The Company has developed relationships with manufacturing and distribution partners that bring a wealth of knowledge and experience. The contract manufacturer has assisted numerous clients with bringing alcoholic beverage products to market and the distributor is part of the Anheuser-Busch family. The founders have worked quickly to learn the industry and believe that any gaps in

their industry knowledge are more than filled by the experience of their partners in manufacturing and distribution.

TARGET MARKET

Spikes are targeted at male and female alcoholic beverage drinkers aged 25-44. This demographic is young enough to be open to developing new beverage habits and established enough financially to afford them. Drinkers in this age group also tend to slow down and enjoy their beverages rather than drinking large amounts very quickly. Spikes are meant for people who take their time and enjoy their drink.

COMPETITION

Spikes is defining a new "beer ice" category, and as such, it does not have direct competitors. Spikes have two primary benefits in one product – keeping beer cold and enhancing the flavor. Our competition, therefore, are those products that meet only one of the primary benefits of Spikes in isolation.

Beer chilling products – Spikes competes indirectly with products meant to keep beer cold. There are a multitude of different products, inventions, and methods on the market meant to keep beer cold. There are "coozies", freezable beer mugs, and freezable bottle/can inserts which attempt to keep beer cold by insulating the beer and/or keeping it in contact with ice or frozen gel. Consumers will also use frosted mugs and some even attempt using conventional ice. The multitude of products on the market are proof that consumers like their beer cold and will go to great lengths to keep it cold.

Spikes are superior to these products in keeping beer cold simply because they melt; where our competitor's products slow down the heating of beer, the melting of Spikes actually stops beer from heating up while the ice melts. As such, so long as there is even a small amount of frozen Spikes in the beer, it will be ice cold.

Flavored beers – In recent years numerous beers with a citrus flavor have been introduced. There are various "shandy" style beers such as Leinenkugel Summer Shandy and Shock Top Shandy that have a citrus flavor already infused into the beer. Then there are beers where consumers add the citrus flavor to their beer themselves, as is the case with Corona and Blue Moon (Corona is traditionally served with a lime wedge and Blue Moon with an orange wedge). Additionally, craft breweries are producing numerous variations of fruit flavored beers with hints of strawberry, blueberry, etc. The market for citrus and fruit flavored beers is increasing and new brands are being introduced to this category regularly.

This competition in flavored beers benefits Spikes tremendously. The variety of small and large breweries producing flavored beers makes it more acceptable in a beer drinker's mindset. Spikes bring the innovation of separating the flavor from the beer, allowing consumers to experiment with the amount of flavor (by adding more or less beer) and by trying flavors with different styles of beer. In both these cases, Spikes complement and provide an additional growth angle for the flavored beer market.

The Company believes that it gains a significant competitive advantage by combining the beer chilling and citrus/fruit flavor aspects together. The best method for keeping any beverage cold is to allow ice to melt into the drink, but traditional ice negatively impacts the taste of beer. Spikes not only keep beer ice cold but also infuse it with a citrus or fruit flavor that is already popular amongst beer drinkers.

MARKETING & PROMOTION

Early testing of the product has shown trial of the product to be very effective, and awareness of the product to be the biggest challenge. With Spikes being a completely new category, the general public is not aware that such a product exists. Early trials of the product show that people who try the product are impressed with the taste and love the concept. Many of these people go on to be brand ambassadors who tell all their friends. The Company plans to continue trials of the product and to drive awareness through three main channels – outdoor events, bars/restaurants, and social media.

Outdoor events – Outdoor events offer the most extreme need of the benefits Spikes provides – sunny days with a relaxed outdoor atmosphere. These events include concerts, community picnics, food festivals, and athletic events. All of these events have established alcohol vendors, so Spikes can readily complement an existing distribution model.

The Company plans to sell the product at outdoor events where the product will see a lot of traffic from potential users. Setting up next to beer stands at these events will bring numerous potential customers in contact with the product in an atmosphere perfect for demonstrating the product's uniqueness and usefulness. We plan to include a heavy presence of merchandising and signage to establish a brand presence with event-goers who should comprise the basis of our target consumer base.

Bar/Restaurants – Several bar/restaurants in the Cincinnati area include outdoor seating and athletic leagues (i.e. Beach Volleyball). Consumers at these venues often stop drinking beer or avoid ordering food if their beverages are too warm to enjoy. Spikes therefore meet the needs of establishment owners and consumers particularly well in this case.

The Company plans to leverage a heavy sampling plan with these establishments, specifically with consumers drinking draft beer. This sampling serves two purposes; it will introduce people to the product in an establishment from which they are likely to buy and proves to restaurant owners the added benefit of having consumers drink Spikes – namely increased beverage revenue.

Social Media – the most important piece of the marketing plan is achieved through customers talking to each other. Getting the product into the hands of users at outdoor events and bars/restaurants will set up customers to talk about the product with others. The product will be easily seen in customer's beers and given its unique nature will be somewhat of a conversation piece. The Company believes word will spread quickly at the events themselves and the word of mouth will continue to travel outside of these events once people see the product in action.

We have established a social media presence on the major platforms of Facebook, Twitter, and Youtube, and our accounts will be prominently displayed at each of the venues in which we do initial promotion. In addition, we are utilizing a social group to engage our sampling base in the taste testing and developing of new flavor combinations. This allows our consumers to naturally engage with us in the development of our brand and our flavor offerings. These tactics allow us to amplify the word-of-mouth value of this new category. The Facebook group already has over 16,000 members with new members consistently being added by users.

DISTRIBUTION

The alcoholic beverage industry in Ohio is structured as a three-tier system. One tier produces the product, another distributes it, and another sells it at retail. The Company has registered as a distributor to distribute small quantities of the product in test stores in Ohio, but plans to contract out the vast majority of distribution to larger distributors. There are numerous distributors in the states of Ohio and Kentucky, and the Company plans to build relationships with these distributors to quickly get the product distributed throughout these states.

Kentucky
The Company has already signed an agreement with an Anheuser-Busch distributor for Northern Kentucky. The product is being tested in key stores and will be pushed further into the market should the test prove successful.   This distributor has relationships with other Anheuser-Busch distributors and has indicated it will leverage these relationships if the tests are successful.

Ohio
The Company is self-distributing in Ohio for the small test market. No final decision has been made on whether to continue self-distribution or to sign on with a distributor after the initial test market. Self-distribution offers the benefit of higher margins, but also requires more investment. The Company plans to make this decision with investor input after the initial round of funding is complete.

MARKET SIZE ANALYSIS

The Company evaluated the market for Spikes using two different methodologies which will be referred to as the "Craft Method" and the "Citrus Method".   While both of these methodologies are very simple, the Company believes they help illustrate what a large market the Company is chasing.

Craft Method
One method to estimate the market for Spikes is to look at sales of craft beer in the US. The Company believes Spikes will appeal to a similar subset of beer drinkers who are looking for something different than a typical macro-brew since the branding of Spikes is that of a small business. Sales of craft beer are approximately 22M barrels in the US, which translates to over 7 billion 12 oz beers annually. Clearly this is a very large market and capturing even a tiny fraction of it would produce a great business.

<u>Citrus Method</u>
The craft beer market is very broad, and in many cases much different than the flavor profile provided by Spikes. Thus, the Company looked at sales of beers that already have a citrus flavor associated with them to better align with the target market. While the Company believes Spikes will appeal to an even broader audience, this helps narrow down the market to similar beverages. The Company looked at sales of major brands of summer beers with a citrus element to them and found there to be annual sales in excess of 11M barrels in the US.

Citrus Market	Barrels
Corona	7,800,000
Blue Moon	1,900,000
Bud Light Lime	500,000
Summer Shandy	500,000
Shock Top	450,000
Total	11,150,000

11M barrels equates to approximately 3.5 billion 12 oz. beers sold each year in the US. Similar to the craft method, the Company would need to capture only a tiny fraction of the citrus beer market to create a very large business.

PRICING

The Company believes positioning Spikes as a premium product will allow retailers to charge a premium price for it. This will provide retailers with attractive margins and keep them interested in selling the product.

The Company is targeting a sales price of $5 for a three-pack in a retail stores, $2 per unit in restaurants/bars, and up to $3 per unit at premium events such as sports stadiums or concerts. The Company has polled social media and found this pricing model attractive to consumers. These prices are low enough that customers will be willing to "add on" the costs of Spikes to their beer order, which may consist of a 6-pack at a convenience store or a pint at a restaurant or bar.

In order to get the product to consumers, Spikes will be marked up by both a distributor and a retailer. The distributors that the Company has approached work on 25% to 33% markup (20% - 25% margin). The margins for retailers vary depending on the type of retailer. "Off-premise" retail shops such as convenience stores and grocery stores typically have relatively low margin expectations (10%-30%) in comparison to "on-premise" retailers like restaurants, bars, and sports stadiums that typically have relatively high margin expectations (50%-70%).

To meet the margin expectations of both on-site and off-site retailers, the Company has developed two different pricing models. The pricing is discounted to restaurants/bars as there is less packaging necessary (no shrink wrap/labels) and sales to these customers create brand awareness. The additional exposure created by a bar/restaurant selling the Company's product far exceeds the value of the discount being offered to the bar/restaurant. The following shows the retail pricing and the discounted bar/restaurant pricing.

PRICING - 45 UNITS/CASE FOR 100K UNITS (2,222 CASES)

OH - Retail Singles

	Case	Markup	Margin
Cost/Case	$ 17.04		
Spikes Margin	$ 23.35	137.0%	57.8%
Spikes Price	$ 40.38		
State Taxes	$ 1.81		
Distributor Margi	$ 14.06	33.3%	25.0%
Distributor Price	$ 56.25		
Retailer Margin	$ 18.75	33.3%	25.0%
Retail Price ($4.99	$ 75.00		

OH - Retail 3-Packs

	Case	Markup	Margin
Cost/Case	$ 21.69		
Spikes Margin	$ 18.70	86.2%	46.3%
Spikes Price	$ 40.38		
State Taxes	$ 1.81		
Distributor Margi	$ 14.06	33.3%	25.0%
Distributor Price	$ 56.25		
Retailer Margin	$ 18.75	33.3%	25.0%
Retail Price ($4.99	$ 75.00		

OH - Restaurant

	Case	Markup	Margin
Cost/Case	$ 13.89		
Spikes Margin	$ 18.14	131%	57%
Spikes Price	$ 32.03		
State Taxes	$ 1.81		
Distributor Margir	$ 11.17	33%	25%
Distributor Price	$ 45.00		
Retailer Margin	$ 45.00	100%	50%
Retail Price ($2.00)	$ 90.00		

The Company has a couple of new packaging options that would be available with additional investment. These options would eliminate the need for labels and shrink wrap at the retail stores. This would increase the Company's margins even further as shown below.

OH - Retail Singles NEW

	Case	Markup	Margin
Cost/Case	$ 13.89		
Spikes Margin	$ 26.50	190.8%	65.6%
Spikes Price	$ 40.38		
State Taxes	$ 1.81		
Distributor Margir	$ 14.06	33.3%	25.0%
Distributor Price	$ 56.25		
Retailer Margin	$ 18.75	33.3%	25.0%
Retail Price ($4.99)	$ 75.00		

FINANCIAL INFORMATION

The Company believes that it has a clear path to the 50-60%+ margin shown in the tables above and in the appendix. Additional financial projections can be made available upon request, but the Company prefers to focus on hard numbers as those are what matter. The table presented in the appendix shows actual quoted amounts with minimal estimates and assumptions. The Company has produced 15,000 units to date and has a good idea of what it costs to make the product. As you can see from the appendix, there is a very clear path to 50%- 60%+ margin with relatively low volume. Any additional financial statements that the Company provides will include significant estimates and assumptions about future sales, marketing costs, etc. which the Company does not feel is valuable information. What is relevant is that the Company is chasing a very large market and has a clear path to very high margins in that market.

REGULATORY REQUIREMENTS

The Company will need to obtain the following permits to operate:

TTB Federal Basic Permit – Approved.
TTB Formula Approval – Approved.
TTB Certificate of Label Approval (COLA) – Approved.
State of Ohio Distributors License – Approved.
State of Oho Product Registration – Approved.
State of Kentucky Product Registration – Approved.
Additional states – TBD.

TEST MARKET

The Company is using the final month of Summer 2017 as a test market. Some learnings from this test market so far are as follows:

- People love the product – the Company has done 3 sampling events at a large liquor store in Kentucky. When they learn about what the product does, people have a very strong positive reaction.
- Trial is key – once people try the product, they buy it. Over a third of people who tried the product went on to buy it. Those that didn't buy typically were craft beer drinkers, wine drinkers, etc. who wouldn't fall into the "citrus beer" market that the Company is targeting. There was not as single instance of negative feedback on the taste.
- People talk about it – the product is unique enough that word spreads quickly when the product is around. The Company has brought samples to private parties on several occasions, and at all of these events the product becomes the main topic of conversation with everyone wanting to try it. The product is unique which causes the word to spread quickly at events.
- The product sells through – approximately 45 cases were delivered to the initial 15 stores in the test market. Since the initial delivery, approximately another 45 cases have been delivered to these same stores. The product is selling with minimal marketing efforts.

- Marketing will drive more sales – sales are strongest at the stores closest to where the Company has done marketing events. Discussions with the store managers have revealed that most sales come from people who tried the product at an event. The Company is confident that additional marketing dollars will drive significant sales.

PICTURES & SOCIAL MEDIA

Below are some candid shots of the product, with many of them taken by fans and posted to the Facebook group.

 **Damion Alexander**
August 14 at 11:35am · Cleves

After working 9 straight nights and haven't been to bed yet after getting off this morning. Cheers!!






Ben Corcoran
August 8 at 6:14pm

Spikes Beer Ice, when nothing else will do...





Taralisa Strong

August 11 at 4:28pm · Liberty Township

So many options ... what to choose ?


Oktoberfest
NEW BELGIUM
SPIKES


7.5% Alc/ Vol · Strawberry · 100ml
SPIKES
THE ORIGINAL SPIKED ICE
GOVERNMENT WARNING: (1) According to the Surgeon General, women should not drink alcoholic beverages during pregnancy because of the risk of birth defects. (2) Consumption of alcoholic beverages impairs your ability to drive a car or operate machinery, and may cause health problems.
SPIKES
THE ORIGINAL SPIKED ICE

 **Lorrie Gregory Mossbarger**
August 7 at 3:58pm

Been waiting all day to try the Lemon 🍋 flavor Spikes Ice in my Bloody Mary all day, let me tell you it's GREAT



 **Colleen Coogan Hall**
July 29

Perfect day for Spikes!!





Kylie Watzka is with Matt Carbol.
August 9 at 8:22pm

Sad there's no Spikes at Great American ball park !